

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-Mail
David Lam
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

> **Re:** **Lion Lam Diamond Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 26, 2011**
> **File No. 333-172112**

Dear Mr. Lam:

We have reviewed your letter dated September 26, 2011 responding to our comment letter dated August 26, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

Risks Related to our Financial Condition, page 8

(1) If we do not obtain additional financing, including the financing sought in this offering, our business will fail, page 8.

1. Please revise to disclose that you have generated $50,400 in sales revenue for the six months ended June 30, 2011 as opposed to the quarter ended June 30, 2011.

<u>(4) Because our auditor has issued a "going concern" opinion regarding our company, there is an increased risk associated with an investment in our company, page 9.</u>

2. Please revise to disclose that you have generated $50,400 in revenue since your inception. Please ensure that all your numbers and statements are internally consistent within the document.

<u>Item 6. Dilution, page 14</u>

3. Please revise net tangible book value disclosed in the second paragraph to conform to net deficit as disclosed on the balance sheet as of June 30, 2011. Please also revise net tangible book value per share and the pro forma net tangible book value giving effect to net proceeds (less offering expenses) you expect to receive.

<u>Financial Statements, page 31</u>

4. We note that your footnotes to the financial statements pertain to audited and interim financial statements. Please separate the footnotes so that it is clear which disclosure has been audited by your independent registered accountant which is the period from inception through December 31, 2010. The footnote data for the six months ended June 30, 2011 should be labeled as unaudited.

<u>Statement of Operations, page F-3</u>

5. It appears the amount of interest expense that was recognized during the six months ended June 30, 2011 is $(231), please revise. Please note that this expense amount should increase the loss from operations from $(1,337) to a net loss of $(1,568). Please revise and ensure that the correct amount of net loss is disclosed on the statement of cash flows.

6. Please correct the amount of net loss recorded for the period from inception through June 30, 2011 by subtracting the interest expense of $(771) from the loss from operations for a larger net loss of $(16,604). Please ensure that the correct amount of net loss is disclosed on the statement of cash flows.

<u>Statement of Cash Flows, page F-4</u>

7. Please revise changes in operating assets and liabilities as applicable so that increases in assets are show as reductions of operating cash flows.

8. Please revise the amounts in the column for the period from inception through June 30, 2011 so that the changes in cash flow represent the difference in the balances on July 14, 2010 versus June 30, 2011.

9. We reviewed your response to comment 30 in our letter dated July 28, 2011 and note the revisions to your statement of cash flows. We do not understand how your cash flow statement can balance if you do not add back non-cash items of income such as interest forgiven. Please explain or revise so that Interest Expense for each period is added back to net loss as a reconciling item. interest forgiven should also be disclosed as a supplemental non-cash item.

10. Please note that for each period presented, the net increase (decrease) in cash and cash equivalents plus cash at the beginning of the periods should equal cash at the end of the periods. Please revise.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director